Mail Stop 3561

September 23, 2009

Niel C. Ellerbrook
Chairman and Chief Executive Officer
Vectren Corporation
One Vectren Square
Evansville, Indiana  47708

      **Re:**    **Vectren Corporation**
            **Form 10-K for the Fiscal Year Ended December 31, 2008**
            **Filed February 19, 2009**
            **Definitive Proxy Statement on Schedule 14A**
            **Filed March 18, 2009**
            **File No. 001-15467**

Dear Mr. Ellerbrook:

      We have reviewed your filings and have the following comments.  You should comply with the comments in all future filings, if applicable.  Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions.  If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Financial Condition, page 45

Available Liquidity in Current Credit Conditions, page 45

1. Please expand this section to discuss the effects of known material economic trends and uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way.  For example, we note your statement in the third full paragraph on page 46 that your "access to longer term commercial paper was significantly reduced as a result of the continued turmoil and volatility in the financial markets."  You further disclose that these economic conditions resulted in your drawing upon Utility Holdings' back-up credit facilities.  In light of this, discuss how this trend may impact your plans to expand, your available liquidity, or any other factors.  Please provide similar additional analysis concerning the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood or the extent past performance is indicative of future performance.  Please discuss whether you expect levels to remain at this level or to increase or decrease.  Also, you should consider discussing the impact of any changes on your earnings.  See Item 303 of Regulation S-K and SEC Release No. 33-8350.

Item 10. Directors, Executive Officers and Corporate Governance, page 99

2. In the last paragraph on page 10 you state that your Code of Ethics is available on your website, although it appears that there is no direct link on your website.  Rather, your Code of Ethics is only available as an exhibit to your Code of Conduct, which is included on your website.  Please revise your disclosure and/or your website to clarify the location of your Code of Ethics.

Exhibits

3. We note that you have not included the exhibits to the material credit agreements identified in your Exhibit Index as exhibit 10.23 and 10.24 and originally filed on February 17, 2006 with your Form 10-K for the fiscal year ended December 31, 2005.  Please review all of your material agreements and file any exhibits, schedules and/or appendices to these agreements.  Refer to Rule 601(b)(10) of Regulation S-K.  Please note that Item 601(b)(2) of Regulation S-K provides a carve-out for schedules or attachments that are not material to an investment decision, but Item 601(b)(10) does not include a similar provision.

Definitive Proxy Statement on Schedule 14A

Related Person Transactions, page 7

Review and Approval Policies and Procedures, page 7

4. We note your statement on page seven that you do not have a single separate policy regarding related person transactions, but you do have policies, procedures and practices for monitoring, reviewing and approving related person transactions. You generally describe policies for monitoring relationships with vendors, but you do not describe policies or procedures that address the requirements of Item 404(b) of Regulation S-K. Please revise your disclosure to describe your policies and procedures for review, approval, or ratification of related party transactions.

\*      \*      \*

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the adequacy and accuracy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Chris Chase, Staff Attorney, at (202) 551-3485 or me at (202) 551-3725 with any questions.

Sincerely,


H. Christopher Owings
Assistant Director